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Our File No. 1707

 June 22, 2007

VIA EMAIL & EDGAR:  delaneyd@sec.gov

Attention: Donald Delaney

United States Securities & Exchange Commission
Division of Corporate Finance
100 F Street. N.E.
Washington, DC
20549-7010

Dear Mr. Delaney

re:

Canarc Resource Corp.  (the "Company")

Form 20F for the Fiscal Year Ended December 31, 2005

File Number 000-18860

Further to our June 14, 2007 letter to you on this matter, we advise that the Company has received only initial verbal comments from its auditors and additional time and meetings with them will be required.  We expect to be in a position to respond within two to three weeks, but confirm that the Company is pressing the auditors for their cooperation.

Please call or email (slockwood@vectorlaw.com) should you have any questions or comments.

Yours very truly,

Vector Corporate Finance Lawyers

Per: “Stewart L. Lockwood”

Cc:

Canarc Resource Corp. (Attn: Philip Yee via email)